UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-33368

Glu Mobile Inc.
(Exact name of registrant as specified in its charter)

875 Howard Street, Suite 100
San Francisco, California 94103
(415) 800-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: One*

* On February 8, 2021, Glu Mobile Inc. (the “Company”), Electronic Arts Inc., a Delaware corporation (“EA”), and Giants Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of EA (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). On April 29, 2021, pursuant to the Merger Agreement, Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of EA.

Pursuant to the requirements of the Securities Exchange Act of 1934, Glu Mobile Inc. has caused this certification notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	May 10, 2021	By:	/s/ Jacob J. Schatz
		Name:	Jacob J. Schatz
		Title:	Vice President and Secretary